Exhibit 12
THE PROGRESSIVE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(millions)
(unaudited)

	Nine Months Ended
	September 30,
	2007	2006
Income before income taxes	$1,362.2	$1,842.5

Fixed Charges:
Interest and amortization on indebtedness	75.5	60.5
Portion of rents representative of the interest factor	18.4	17.2

Total fixed charges	93.9	77.7

Interest capitalized, net of amortized interest	(1.0)	(1.6)

Total income available for fixed charges	$1,455.1	$1,918.6

Ratio of earnings to fixed charges	15.5	24.7